The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

January 20, 2016

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Riders to Joint Insured Bonds for Registered Management Investment Companies within the Lincoln National Group of Companies- Pursuant to Rule 17g-1 under the Investment Company Act of 1940 (the “ACT”).

Ladies and Gentlemen:

Pursuant to paragraph “g” of Rule 17g-1, the following registered investment company within the Lincoln National Group of Companies hereby files with the Securities and Exchange Commission certain information concerning its bonding coverage for larceny/embezzlement, as required by Section 17 of the ACT:

Name of Investment Company

Lincoln Variable Insurance Products Trust (“33” Act File Number: 33-70742, “40” Act File Number: 811-08090)

This filing contains the following attachments:

A.	A copy of the current bonds;

B.
A copy of the resolution of a majority of the Trustees of each Fund including a majority of Trustees who are not ‘interested persons’ approving the type, form and coverage of the bonds, and the portion of the premium to be paid by those Funds;

C.	A statement showing the amount of the single insured bond which each Fund would have provided and maintained, had it not been named as an insured under joint insured bonds;

D.	A statement as to the period for which premiums will be paid (coverage commenced under the current Bond on October 30, 2015).

E.	A copy of the agreement pursuant to rule 17g-1 under the investment company Act of 1940.

Sincerely,

/s/ William P. Flory, Jr.

William P. Flory, Jr.
Chief Accounting Officer

ITEM A

GREAT AMERICAN INSURANCE GROUP

Fidelity/Crime Division

Should this account have a potential claim situation, please contact:

Fidelity I Crime Claims Department Great American Insurance Group Five Waterside Crossing
Windsor, CT  06095

(860) 298-7330 (860) 688-8188 fax

CrimeCiaims@gaic.com

INSURED COPY
585-87-03 - 08

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS
Bond No.  585-87-03-08

Item 1.  Name of Insured (herein called Insured):
Lincoln Variable Insurance Products Trust (LVIPT) and
Lincoln Advisors Trust (LAT)

Principal Address:
1300 South Clinton Street
Fort Wayne, IN 46802

Item 2.  Bond Period from 12:01 a.m. 10/31/2015 to 12:01 a.m. 10/31/2016 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.  Limit of Liability- Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$ 3,500,000	$ -
Insuring Agreement (B)-ON PREMISES	$ 3,500,000	$ 50,000
Insuring Agreement (C)-IN TRANSIT	$ 3,500,000	$ 50,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$ 3,500,000	$ 50,000
Insuring Agreement (E)-SECURITIES	$ 3,500,000	$ 50,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$ 3,500,000	$ 50,000
Insuring Agreement (G)-STOP PAYMENT	$ 100,000	$ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 100,000	$ 5,000
Insuring Agreement (I)-AUDIT EXPENSE	$ 100,000	$ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$ 3,500,000	$ 50,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$ 100,000	$ 5,000

Optional Insuring Agreement and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$ 3,500,000	$ 50,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	$ 100,000	$ 5,000

If "Not Covered" is inse1ted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.  Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A.  All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:  N/A

Item 5.  The liability of the Underwriter is subject to the terms of the following riders attached hereto:  Riders No.  1, 2, 3, 4, 5, 6, and 7

Item 6.  The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s)  585-87-03- 07 such termination or cancellation to be effective as of the time this bond becomes effective,

INVESTMENT COMPANY BOND

    The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring · Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS
(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an En1ployee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
Dishonest or fraudulent act(s) ·as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
(a)   to cause the Insured to sustain such loss; and
(b)   to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) ON PREMISES
Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means; misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)  Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or
(2)  loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being· lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for  hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.
    Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
    Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member r which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been
  (a)  counterfeited, or
  (b)  forged as to the signature of any maker, drawer,
  issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
  (c)  raised or otherwise altered, or lost, or stolen, or

(2)   through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
    Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) COUNTERFEIT CURRENCY
Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G) STOPPAYMENT

Loss against .any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of
such customer, shareholder subscriber.

(H) UNCOLLECTIBLE ITEMS OF DEPOSIT
    Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber’s account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
    Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.
    This Insuring' Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was frrst credited to any Insured Fund(s).

(I) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the    Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(J) TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred paid or delivered any funds or Property, established any credit,' debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:
(i)   bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and
(ii)  fraudulently purport to have been sent by such customer or fmancial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.
"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. ·It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

(K)  UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, pa1d or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring  Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES CONSOLIDATION OR MERGER-NOTICE

(1)  If the Insured shall, while this bond is in force, establish any additional office or offices, such office shall be automatically covered hereunder from the dates of their establishment, respectively.  no notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.
(2)  If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition.  The Insured shall notify the Underwriter of such, acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B) WARRANTY

No statement made by or on behalf of the Insured whether contained in the application or otherwise, shall be deemed to be a warranty o:f anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C) COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will Indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)   an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2)   an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3)   in the absence of (1) or (2) above an arbitration panel I agrees; after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

    The Insured shall promptly give notice to the Underwriter · of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.
    If the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D)  FORMER EMPLOYEE

Acts of Employee, as defined in this bond, are covered ·
'under Insuring Agreement (A) only while the Employee is in the Insured's employ._ Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS
    The following terms, as used in this bond, shall have the respective meanings stated in this Section:
(a)  "Employee" means:
(1)  any of the Insured's officers, partners, or employees, and
(2)  any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and
(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and
(4) guest students pursuing their studies or duties in any of the Insured's offices, and
(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required  records, but only while performing acts coming within the scope of  the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary  personnel on a contingent or part-time basis, and
(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data pr9cessor of checks or other accounting records of the Insured, but excluding any such processor who acts as  transfer agent or in any other agency capacity in  issuing checks, drafts or securities for the Insured, unless included under Subsection (9) hereof, and
(8) those persons so designated in section 15, Central Handling of Securities, and
(9) any officer, partner or Employee of.
a) an investment advisor,
b) an underwriter (distributor),
c) a transfer agent or shareholder accounting record-keeper, or
d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured  herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee. Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)  "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of landing, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other  nstruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)  "Forgery" means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d)  "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)   "Items of Deposit" means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or  loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement.(D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military,  naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.
(d) loss resulting from any wrongful act ·or acts of any person who is a member of the Board of  Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of  any person while acting in the capacity of a member of such Board or equivalent body.
(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).
(f) loss resulting from any violation by the Insured or by any Employee
    (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transaction upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or,
    (2) of any rule or regulation made pursuant to any such law unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).
(g)  loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.
(h)  potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).
(i)   all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.
(j)    loss through the surrender of Property away from an office of the Insured as a result of a threat
    (1)   to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
    (2)  to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).
(k)   all costs, fees and other expenses incurred by the Insured in establishing the e:Jdstence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (I).
(l)    loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).
(m)  any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states ofthe United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

    This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section l(a) of this bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such, acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

    This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
Discovery occurs when the Insured
(a)   becomes aware of facts, or
(b)   receives written notice of an actual or, potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY
    The value of any Property, except books of accounts or other records used by the Insured ill the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.  In case of any loss or damage to Property consisting of  books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMJSES AND FURNISHINGS                                                                                                                     '

    In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair: If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

   If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to die limit stated in Item 3 of the Declarations of this bond.  If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.   With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.  With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

    In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

    At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect ro all loss resulting form
(a)   any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned! or implicated shall be deemed to be one loss, or
(b)   any one unintentional or negligent act on the part of any one person resulting in damage to or destruction . or misplacement of Property, shall be deemed to be one loss; or
(c)   all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d)   all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e)   any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in ltem 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.  Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

    With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered; the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

    If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

   The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof(herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.
    The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.
    There shall be no deductible applicable to any loss under Insuring Agreement A .sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION
    The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.
    This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other  liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon;  such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
     This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.
     The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated  by the Insured or pro rata if terminated for any other reason.
This Bond shall terminate
(a)   as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16[d]) and to the Insured Investment Company, or
(b)   as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange - Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
(c)   as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION                                                                                                                                (

    At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.  Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;
(a)   on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its--effective date, or
(b)   upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.  The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

   Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
  The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
     The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
   For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered unde any bond or policy of insurance indemnifying such CorporatiOns against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis at each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.                                .
   This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

 If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
(a)   the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.
(b)   the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,
(c)   the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,
(d)   knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and
(e)   if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

   Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the underwriter setting forth:
(a)   the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b)   the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately befqre and after the transfer, and
(c)   the total number of outstanding voting securities. As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
    Failure to give the required notice shall result in termin11tion of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated...
    Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGEORMODIFICATION

    This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or. modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and
Exchange Commission, Washington, D. C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.
IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

RIDER NO. l

JOINT INSURED LIST
To be attached to and form part of Bond No. 585-87-03-08

in favor of
Lincoln Variable Insurance Products Trust (LVIPT) and
Lincoln Advisors Trust (LAT)

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of insured under the attached bond the following:

LVIP Delaware Foundation Moderate Allocation Fund
LVIP Delaware Social Awareness Fund
LVIP Money Market Fund
LVIP Delaware Foundation Conservative Allocation Fund
LVIP Delaware Growth and Income Fund
LVIP Delaware Bond Fund
LVIP Delaware Special Opportunities Fund
LVIP BlackRock Equity Dividend RPM Fund
LVIP T. Rowe Price Structured Mid-Cap Growth Fund
LVIP UBS Large Cap Growth RPM Fund
LVIP Delaware Foundation Aggressive Allocation Fund
LVIP Mondrian International Value Fund
LVIP Managed Risk Profile Moderate Fund
LVIP Managed Risk Profile Conservative Fund
LVIP Managed Risk Profile Growth Fund
LVIP SSgA Global Tactical Allocation RPM Fund
LVIP Capital Growth Fund
LVIP MFS International Growth Fund
LVIP Columbia Small-Mid Cap Growth RPM Fund
LVIP Mid-Cap Value Fund
LVIP SSgA S&P 500 Index Fund
LVIP SSgA Small Cap Index Fund
LVIP JPMorgan Mid Cap Value RPM Fund
LVIP T. Rowe Price Growth Stock Fund
LVIP MFS Value Fund
LVIP Templeton Growth RPM Fund
LVIP Managed Risk Profile 2010 Fund
LVIP Managed Risk Profile 2020 Fund
LVIP Managed Risk Profile 2030 Fund
LVIP Managed Risk Profile 2040 Fund
LVIP Managed Risk Profile 2050 Fund
LVIP Baron Growth Opportunities Fund
LVIP SSgA International Index Fund
LVIP SSgA Bond Index Fund
LVIP SSgA Large Cap 100 Fund
LVIP SSgA Small-Mid Cap 200 Fund
LVIP SsgA Developed International 150 Fund
LVIP SsgA Emerging Markets 1 00 Fund
LVIP Clarion Global Real Estate Fund
LVIP Global Income Fund
LVIP Blackrock Inflation Protected Bond Fund
LVIP Delaware Diversified Floating Rate Fund
LVIP JPMorgan High Yield Fund
LVIP American Global Growth Fund
LVIP American Growth Fund
LVIP American Growth-Income Fund
LVIP American International Fund
LVIP American Balanced Allocation Fund
LVIP American Growth Allocation Fund
LVIP American Income Allocation Fund
LVIP SsgA Conservative Index Allocation Fund
LVIP SsgA Conservative Structured Allocation Fund
LVIP SsgA Moderately Aggressive Structured Allocation Fund
LVIP SsgA Moderately Aggressive Index Allocation Fund
LVIP SsgA Moderate Index Allocation Fund
LVIP SsgA Moderate Structured Allocation Fund
LVIP Vanguard Domestic Equity ETF Fund
LVIP Vanguard International Equity ETF Fund
LVIP Dimensional US Equity RPM Fund
LVIP Dimensional Non-US Equity RPM Fund
LVIP Managed Risk American Balanced Allocation Fund
LVIP Managed Risk American Growth Allocation Fund
LVIP BlackRock Emerging Markets RPM Fund
LVIP American Preservation Fund
LVIP SsgA Large Cap RPM Fund
LVIP SsgA Small Cap RPM Fund
LVIP MFS International Growth RPM Fund
LVIP VIP Contrafund RPM Portfolio
LVIP RPM BlackRock Global Allocation VI Fund
LVIP American Century VP Mid Cap Value RPM Fund
LVIP Clearbridge Variable Appreciation RPM Fund
LVIP Franklin Mutual Shares VIP RPM Fund
LVIP Invesco V.I. Comstock RPM Fund
LVIP SsgA International RPM Fund
LVIP Invesco Diversified Equity-Income RPM Fund
LVIP VIP Mid Cap RPM Portfolio
LVIP Multi-Manager Global Equity RPM Fund
LVIP AQR Enhanced Global Strategies Fund
LVIP BlackRock Multi-Asset Income Fund
LVIP Franklin Templeton Multi-Asset Opportunities Fund
LVIP Goldman Sachs Income Builder Fund
LVIP PIMCO Low Duration Bond Fund
LVIP SsgA Mid-Cap Index Fund
LVIP Dimensional International Core Equity Fund
LVIP Dimensional U.S. Core Equity 2 Fund
LVIP BlackRock U.S. Opportunities Managed Volatility Fund
LVIP ClearBridge Large Cap Managed Volatility Fund
LVIP U.S. Growth Allocation Managed Risk Fund
Presidential Managed Risk 20 I 0 Fund
Presidential Managed Risk 2020 Fund
Presidential Managed Risk 2030 Fund
Presidential Managed Risk 2040 Fund
Presidential Managed Risk 2050 Fund
Presidential Managed Risk Moderate Fund

2. This rider shall become effective as of 12:01 a.m. on 10/31/2015 standard time.

RIDER NO. 2

INSURING AGREEMENT L

To be attached to and form part of Investment Company Bond

Bond No.585-87-03 - 08

in favor of
Lincoln Variable Insurance Products Trust (LVIPT) and
Lincoln Advisors Trust (LAT)

It is agreed that:

1.   The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of data into, or
(2)   change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

(a)           Property to .be transferred paid or delivered,
(b)           an account of the Insured, or of its customer, to be added, deleted, debited or credited, or..
(c)           an unauthorized account or a fictitious account to be debited or credited;

(3)   voice instruction or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:·

(i)   cause the Insured or its agent(s) to sustain a loss, and
(ii)  obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,
(iii) and further provided such voice instructions or advices:

(a)           were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and
(b)           were electronically recorded by the Insured or its agent(s).

(4)   It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone.  The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis.  Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.           As used in this Rider, Computer System means:

(a)  computers with related peripheral components, including storage components, wherever located,
(b)   systems and applications software,
(c)   terminal devices,
(d)   related communication networks or customer communication systems, and
(e)   related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.           In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)   loss resulting directly or indirectly from the theft of confidential information, material or data:  and
(b)   loss resulting directly or indirectly from entries or changes made by an individual authorized to have' access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized.by the Insured to design," develop, prepare, supply service, write or implement programs for the Insured's  Computer System.

4.           The following portions of the attached bond are not applicable to this Rider:

(a)   the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b)   Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
(c)   Section 10-LIMIT OF LIABILITY

5.           The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.           All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss.  A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.           The Limit of Liability for the coverage provided by this Rider shall be $3,500,000.

8.           The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.           If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for" such loss shall11ot exceed the largest amount available under any one Insuring Agreement or Coverage.

10.   Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached.  Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)   90 days after receipt by the Insured of written notice from he Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b)  immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider.  The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the 'insistence of the Insured.

11.   Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices."

12.  Notwithstanding the foregoing, however, coverage afforded by this ider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written.  Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.   This rider shall become effective as of 12:01 a.m. on 10/31/2015 standard time.

RIDER NO. 3

INSURING AGREEMENT M

To be attached to and form part of Bond No. 585-87-03-08

in favor of
Lincoln Variable Insurance Products Trust (LVIPT) and
Lincoln Advisors Trust (LAT) )·

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEMS

1. Loss caused by an Automated Phone System ("APS'') Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transaction.  The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond. ·

1. Definitions.  The following terms used in this Insuring Agreement shall have the following meanings:

a.   "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

b.   "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c.   "APS Election" means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d.   "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e.   "APS Designated Procedures" means all of the following procedures:

(1)   Election in Application:  No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2)   Logging:  All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a)   Information contained in the records shall be capable of being retrieved through the following methods:

audio tape and or transactions stored on computer disks

(b)  Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3)   Identity Test:  The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

(a)   Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call twenty-four hour day) to enter the PIN.  The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)   Written Confirmation:  A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)   Access to APS Equipment:  Access to the equipment which permits the entity-receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

(Fill in on complex-by complex basis)

2. Exclusions:  It is further understood and agreed that this extension shall not cover:

a.   Any loss covered under Insuring Agreement A. "Fidelity", of this Bond;

(1)   The redemption of shares, where the proceeds of such redemption are made payable to other-than

(i)   the shareholder of record, or\

(ii)  a person officially Designated to receive redemption proceeds, or

(iii) a bank account officially Designated to receive redemption proceeds or

(2)The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless, such address has either been

(I)   designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

(ii)  officially Designated, or
(iii) verified by any other procedures which may be stated below in this Rider, or.

(3)   The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or

(4)   the Intentional failure to adhere to one or more APS Designated Procedures.,

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

3. This rider shall become effective as of 12:01 a.m. on 10/31/2015 standard time.

RIDER NO. 4

COMPUTER HACKER RIDER

To be attached to and form part of Investment Company Bond

Bond No.585-87-03 - 08

in favor of
Lincoln Variable Insurance Products Trust (LVIPT) and
Lincoln Advisors Trust (LAT)                                                                           ,

It is agreed that:

1.   The attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to. Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.   ·

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definitions:

"Electronic Data" means facts or information converted' to a form usable in a Computer System by computer Programs and which  is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2. The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,  provisions, agreements, or limitations of the attached bond other than as above stated.

5. This rider shall become effective as of 12:01 a.m. on 10/31/2015 standard time.

RIDER NO. 5

COMPUTER VIRUS RIDER

To be attached to and form part of Investment Company Bond,

Bond No.         585-87-03-08

in favor of
Lincoln Variable Insurance Products Trust (LVIPT) and
Lincoln Advisors Trust (LAT)

It is agreed that:

1.   Thy attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly form the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or   I instruction so written or so altered is used.

The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time,· computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability;

Additional Definition:

"Electronic Data" means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2. The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above. (

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

5. This rider shall become effective as of 12:01 a.m. on 10/31/2015 standard time.

RIDER NO. 6

REVISION OF SECTION 13, TERMINATION OF AN EMPLOYEE

To be attached to and form part of Investment Company Bond, No. 585-87-03- 08 in favor of
Lincoln Variable Insurance Products Trust (LVIPT) and
Lincoln Advisors Trust (LAT)

It is agreed that:

1.   The fifth paragraph of Section 13-"Termination" of the Conditions and Limitations, is deleted in its entirety and replaced with the following:

This Bond shall terminate as to any Employee, partner, officer or employee of any processor

(a)  as soon as any Insured or any director or officer of the Insured not in collusion with such person, learns of a dishonest or fraudulent act committed by such person involving Money, Securities or other Property valued at $5,000 or more at any time, whether in the employment of the Insured or otherwise, whether or not the type covered under Insuring Agreement (A), against the Insured or any person or entity, without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

2.   All other Terms and Conditions of the attached Investment Company Bond remain unchanged.

3.   This rider shall become effective as of 12:01 a.m. on 10/31/2015 standard time.

RIDER NO. 7

To be attached to and form part of the Investment Company Bond,

Bond No,585-87-03 - 08

in favor of
Lincoln Variable Insurance Products Trust (LVIPT) and
Lincoln Advisors Trust (LAT)

It is agreed that:

1.  The attached Bond is amended by deleting the wording if Insuring Agreement (A) entitled "FIDELITY" and .replacing it with the following:

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:·

(a) to cause the Insured to sustain such loss; and                                                                                                                                '·
(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pension or other employee benefits earned in the normal course of business.

2.  All other Terms and Conditions of the Bond remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on 10/31/2015 standard time.

ITEM B

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
LINCOLN ADVISORS TRUST

Board of Trustees Meeting
October 21, 2015

Resolution No. 1

Directors and Officers/Errors and Omissions Insurance Program Renewal

WHEREAS, The Board of Trustees of each of Lincoln Variable Insurance
Products Trust (“LVIP”) and Lincoln Advisors Trust (“LAT” and, collectively with
LVIP, the “Trusts” and, each, a “Trust”), including a majority of the Trustees of each
Trust who are not interested persons of such Trust (in each case, such Trust’s
“Independent Trustees”), have considered all relevant factors concerning the joint insurance program provided by National Union Fire Insurance Company of Pittsburgh,
PA (“AIG”), the Hartford, Freedom Specialty Insurance Company, Axis Insurance, and
Markel Insurance Company (the “Joint Insurance Program”) and the dedicated
Independent Trustee coverage provided by Chubb and AIG (the “IDL Policy”), including the coverage to be provided under the Joint Insurance Program and IDL Policy, the amount of premiums to be paid for such coverage, and the full allocation of such premiums among the insureds (which, with respect to the Joint Insurance Program, includes Lincoln Investment Advisors Corporation, as well as the Trusts and their respective series (each such series a “Fund”)); and

WHEREAS, each Trust’s Board of Trustees, including a majority of the
Independent Trustees, has determined that the coverage to be provided under the Joint
Insurance Program and the IDL Policy, and the premium to be paid for such coverage, are fair and reasonable and are in the best interest of such Trust and each of its Funds.

NOW, THEREFORE, BE IT RESOLVED, That the participation by each Trust and its Funds in the Joint Insurance Program and the IDL Policy, each to be, effective
October 30, 2015, is hereby approved; and

RESOLVED FURTHER, That the officers of each Trust are hereby authorized and directed to cause such Trust to take all necessary and appropriate action to extend such coverage to the operation of such Trust and its Funds and to allocate to such Fund its proportionate share of the premium payments assessed for such coverage, as described in materials provide to the Boards of Trustees in connection with its October 21, 2015 meeting.

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
LINCOLN ADVISORS TRUST

Board of Trustees Meeting
October 21, 2015

Resolution No. 1

Extension of Joint Fidelity Bond Coverage

WHEREAS, Management has recommended that the Boards of Trustees of
Lincoln Variable Insurance Products Trust (“LVIP”) and Lincoln Advisors Trust (“LAT”
and, collectively with LVIP, the “Trusts” and, each, a “Trust”) respectively renew for the
Trusts and each series of the relevant Trust (each such series, a “Fund”) the coverage under a joint fidelity bond issued by Great American Insurance Company (the “Bond”)
for the twelve-month period from October 30, 2015 through October 30, 2016;

WHEREAS, The Trusts’ Boards of Trustees (collectively, the “Board”), in evaluating the Bond and each Fund’s premium allocation, has considered all relevant factors, including without limitation:

(a) the value of the aggregate assets of the Funds,
(b) the type and terms of the arrangements made for the custody and safekeeping of such assets,
(c) the nature of the securities and other assets in the Funds’ respective portfolios,
(d) the number of other parties named as insureds,
(e) the nature of the business activities of such other parties,
(f) the amount of the Bond,
(g) the amount of the premium for the Bond,
(h) the ratable allocation of the premium among all parties named as insureds,
and
(i) the extent to which the share of the premium allocated to each Fund is less than the premium which such Fund would have had to pay if it had provided and maintained a single insured bond.

NOW, THEREFORE, BE IT RESOLVED, That the Board hereby determines that it is in the best interest of each Trust and each Fund to participate in the coverage under the Bond and that the proposed premium allocation to each Trust and each Fund is fair and reasonable based upon all relevant factors;

RESOLVED FURTHER, That the Board, including a majority of those Trustees who are not “interested persons” of the Trusts within the meaning of such term as set forth in Section 2(a)(19) of the Investment Company Act of 1940, hereby approves the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by each Trust and each Fund, effective October 30, 2015;

RESOLVED FURTHER, That the officers of each Trust be and hereby are authorized and directed to cause such Trust and its Funds to participate, effective October
30, 2015, in the Bond in the aggregate amount of $3,500,000; and
RESOLVED FURTHER, That the officers of each Trust be and hereby are authorized and directed to sign the agreement, to make the filings, and to give the notices, required of such Trust by Rule 17g-1 under the Investment Company Act of 1940.

Lincoln Variable Insurance Products Trust
Total Assets as of 9/30/2015
		*If each fund were	*If each fund were
		covered as a separate	covered as a separate
		entity:	entity:
		Gross Asset
		Range in Millions	Proposed
		For Minimum	Minimum Bonds
Account Name	9/30/2015	Bond Required	Required
LVIP Delaware Foundation Moderate Allocation Fund	107,860,405	100,000,000 to 150,000,000	525,000
LVIP Delaware Social Awareness Fund	696,296,720	500,000,000 to 750,000,000	900,000
LVIP Money Market Fund	741,778,792	500,000,000 to 750,000,000	900,000
LVIP Delaware Foundation Conservative Allocation Fund	321,342,495	250,000,000 to 500,000,000	750,000
LVIP Delaware Growth and Income Fund	1,174,845,571	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Delaware Bond Fund	9,539,344,525	Over 2,000,000,000	2,500,000
LVIP Delaware Special Opportunities Fund	578,312,299	500,000,000 to 750,000,000	900,000
LVIP BlackRock Equity Dividend RPM Fund	847,872,850	750,000,000 to 1,000,000,000	1,000,000
LVIP T. Rowe Price Structured Mid-Cap Growth Fund	610,380,135	500,000,000 to 750,000,000	900,000
LVIP UBS Large Cap Growth RPM Fund	586,443,013	500,000,000 to 750,000,000	900,000
LVIP Delaware Foundation Aggressive Allocation Fund	215,675,490	150,000,000 to 250,000,000	600,000
LVIP Mondrian International Value Fund	1,142,224,452	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Managed Risk Profile Moderate Fund	7,259,527,762	Over 2,000,000,000	2,500,000
LVIP Managed Risk Profile Conservative Fund	1,431,128,830	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Managed Risk Profile Growth Fund	8,993,877,219	Over 2,000,000,000	2,500,000
LVIP SSgA Global Tactical Allocation RPM Fund	994,801,923	750,000,000 to 1,000,000,000	1,000,000
LVIP Capital Growth Fund	428,254,464	250,000,000 to 500,000,000	750,000
LVIP MFS International Growth Fund	1,273,182,308	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Columbia Small-Mid Cap Growth RPM Fund	318,424,039	250,000,000 to 500,000,000	750,000
LVIP Mid-Cap Value Fund	127,442,767	100,000,000 to 150,000,000	525,000
LVIP SSgA S&P 500 Index Fund	6,160,901,585	Over 2,000,000,000	2,500,000
LVIP SSgA Small Cap Index Fund	1,385,720,910	1,500,000,000 to 2,000,000,000	1,500,000
LVIP JPMorgan Mid Cap Value RPM Fund	419,998,334	250,000,000 to 500,000,000	750,000
LVIP T. Rowe Price Growth Stock Fund	730,555,253	500,000,000 to 750,000,000	900,000
LVIP MFS Value Fund	994,608,338	750,000,000 to 1,000,000,000	1,000,000
LVIP Templeton Growth RPM Fund	802,530,574	750,000,000 to 1,000,000,000	1,000,000
LVIP Managed Risk Profile 2010 Fund	39,900,092	35,000,000 to 50,000,000	350,000
LVIP Managed Risk Profile 2020 Fund	149,863,092	100,000,000 to 150,000,000	525,000
LVIP Managed Risk Profile 2030 Fund	158,551,361	150,000,000 to 250,000,000	600,000
LVIP Managed Risk Profile 2040 Fund	110,589,419	100,000,000 to 150,000,000	525,000
LVIP Managed Risk Profile 2050 Fund	27,922,903	25,000,000 to 35,000,000	300,000
LVIP Baron Growth Opportunities Fund	530,924,974	500,000,000 to 750,000,000	900,000
LVIP SSgA International Index Fund	2,366,503,667	Over 2,000,000,000	1,500,000
LVIP SSgA Bond Index Fund	2,891,573,661	Over 2,000,000,000	1,500,000
LVIP SSgA Large Cap 100 Fund	1,007,880,306	1,000,000,000 to 1,500,000,000	1,250,000
LVIP SSgA Small-Mid Cap 200 Fund	204,419,375	150,000,000 to 250,000,000	600,000
LVIP SSgA Developed International 150 Fund	807,107,246	750,000,000 to 1,000,000,000	1,000,000
LVIP SSgA Emerging Markets 100 Fund	607,941,345	500,000,000 to 750,000,000	900,000
LVIP Clarion Global Real Estate Fund	424,416,803	250,000,000 to 500,000,000	750,000
LVIP Global Income Fund	1,635,165,318	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Blackrock Inflation Protected Bond Fund	2,137,131,825	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Delaware Diversified Floating Rate Fund	849,122,910	750,000,000 to 1,000,000,000	1,000,000
LVIP JPMorgan High Yield Fund	686,047,079	500,000,000 to 750,000,000	900,000
LVIP American Global Growth Fund	108,377,687	100,000,000 to 150,000,000	525,000
LVIP American Global Small Capitalization Fund	69,689,446	50,000,000 to 75,000,000	400,000
LVIP American Growth Fund	312,718,545	250,000,000 to 500,000,000	750,000
LVIP American Growth-Income Fund	265,559,660	250,000,000 to 500,000,000	750,000
LVIP American International Fund	139,257,082	100,000,000 to 150,000,000	525,000
LVIP American Balanced Allocation Fund	802,310,153	750,000,000 to 1,000,000,000	1,000,000
LVIP American Growth Allocation Fund	816,513,732	750,000,000 to 1,000,000,000	1,000,000
LVIP American Income Allocation Fund	188,415,657	150,000,000 to 250,000,000	600,000
LVIP SSgA Conservative Index Allocation Fund	78,540,939	75,000,000, to 100,000,000	450,000
LVIP SSgA Conservative Structured Allocation Fund	200,924,690	150,000,000 to 250,000,000	600,000
LVIP SSgA Moderately Aggressive Structured Allocation Fund	452,989,405	250,000,000 to 500,000,000	750,000
LVIP SSgA Moderately Aggressive Index Allocation Fund	223,712,873	150,000,000 to 250,000,000	600,000
LVIP SSgA Moderate Index Allocation Fund	244,163,752	150,000,000 to 250,000,000	600,000
LVIP SSgA Moderate Structured Allocation Fund	852,985,337	750,000,000 to 1,000,000,000	1,000,000
LVIP Vanguard Domestic Equity ETF Fund	201,201,710	150,000,000 to 250,000,000	600,000
LVIP Vanguard International Equity ETF Fund	127,716,155	100,000,000 to 150,000,000	525,000
LVIP Dimensional US Equity RPM Fund	421,942,790	250,000,000 to 500,000,000	750,000
LVIP Dimensional Non-US Equity RPM Fund	247,738,202	150,000,000 to 250,000,000	600,000
LVIP Dimensional/Vanguard Total Bond Fund	476,287,071	250,000,000 to 500,000,000	750,000
LVIP Managed Risk American Balanced Allocation Fund	1,989,318,416	1,500,000,000 to 2,000,000,000	2,300,000
LVIP Managed Risk American Growth Allocation Fund	3,924,573,062	Over 2,000,000,000	2,500,000
LVIP BlackRock Emerging Markets RPM Fund	231,873,956	150,000,000 to 250,000,000	600,000
LVIP American Preservation Fund	441,815,277	250,000,000 to 500,000,000	750,000
LVIP SSgA Large Cap RPM Fund	159,193,894	150,000,000 to 250,000,000	600,000
LVIP SSgA Small Cap RPM Fund	164,589,020	150,000,000 to 250,000,000	600,000
LVIP MFS International Growth RPM Fund	163,108,795	150,000,000 to 250,000,000	600,000
LVIP VIP Contrafund RPM Portfolio	403,833,099	250,000,000 to 500,000,000	750,000
LVIP RPM BlackRock Global Allocation VI Fund	938,834,693	750,000,000 to 1,000,000,000	1,000,000
LVIP American Century VP Mid Cap Value RPM Fund	139,151,340	100,000,000 to 150,000,000	525,000
LVIP Clearbridge Variable Appreciation RPM Fund	118,096,891	100,000,000 to 150,000,000	525,000
LVIP Franklin Mutual Shares VIP RPM Fund	151,755,154	150,000,000 to 250,000,000	600,000
LVIP Invesco V.I. Comstock RPM Fund	110,357,657	100,000,000 to 150,000,000	525,000
LVIP SSgA International RPM Fund	69,369,422	50,000,000 to 75,000,000	400,000
LVIP Invesco Diversified Equity-Income RPM Fund	95,816,853	75,000,000, to 100,000,000	450,000
LVIP VIP Mid Cap RPM Portfolio	58,450,802	50,000,000 to 75,000,000	400,000
LVIP Multi-Manager Global Equity RPM Fund	32,354,467	25,000,000 to 35,000,000	300,000
LVIP AQR Enhanced Global Strategies Fund	12,339,307	10,000,000 to 15,000,000	200,000
LVIP BlackRock Multi-Asset Income Fund	8,619,634	7,500,000 to 10,000,000	175,000
LVIP Franklin Templeton Multi-Asset Opportunities Fund	11,083,755	10,000,000 to 15,000,000	200,000
LVIP Goldman Sachs Income Builder Fund	9,716,763	7,500,000 to 10,000,000	175,000
LVIP PIMCO Low Duration Bond Fund	1,187,804,883	1,000,000,000 to 1,500,000,000	1,250,000
LVIP SSgA Mid-Cap Index Fund	1,092,897,117	1,000,000,000 to 1,500,000,000	1,250,000
LVIP Dimensional International Core Equity Fund	233,578,967	150,000,000 to 250,000,000	600,000
LVIP Dimensional U.S. Core Equity 2 Fund	391,466,904	250,000,000 to 500,000,000	750,000
LVIP BlackRock U.S. Opportunities Managed Volatility Fund	21,039,065	20,000,000 to 25,000,000	250,000
LVIP ClearBridge Large Cap Managed Volatility Fund	31,939,429	20,000,000 to 25,000,000	250,000
LVIP U.S. Growth Allocation Managed Risk Fund	131,077,775	100,000,000 to 150,000,000	525,000

	81,073,493,712		77,475,000

Lincoln Advisors Trust
Total Assets as of 9/30/2015
		*If each fund were	*If each fund were
		covered as a separate	covered as a separate
		entity:	entity:
		Gross Asset
		Range in Millions	Proposed
		For Minimum	Minimum Bonds
Account Name	9/30/2015	Bond Required	Required
Presidential Managed Risk 2010 Fund	15,435,994	15,000,000 to 20,000,000	225,000
Presidential Managed Risk 2020 Fund	19,340,181	15,000,000 to 20,000,000	250,000
Presidential Managed Risk 2030 Fund	10,170,445	10,000,000 to 15,000,000	200,000
Presidential Managed Risk 2040 Fund	8,418,522	7,500,000 to 10,000,000	175,000
Presidential Managed Risk 2050 Fund	4,705,969	2,500,000 to 5,000,000	150,000
Presidential Managed Risk Moderate Fund	2,625,672	2,500,000 to 5,000,000	100,000

	60,696,783		1,100,000

ITEM C

MEMORANDUM

Date:           10/14/2015

To:           Jill Whitelaw
Chief Counsel, Mutual Funds

From:      Christine Swift
AVP, Litigation & Corporate Insurance

Re:           Renewal of Mutual Funds Bonds

Below please find, for your consideration, the terms of renewal for the Mutual Funds Bond, which renews on October 31, 2015.

Lincoln’s incumbent bond carrier, Great American, has extended an offer to renew the Mutual Funds’ current $3.5 million in coverage limits for a premium of $7,623. This premium is the same as the expiring premium, which reflects the small change in the total AUM of the Funds expected over the next policy period, given the planned liquidation of LAT.

Great American has not proposed any substantive change in coverage from the bond currently in place, and the policy form is attached hereto for your review. Great American is a strong company, with an AM Best rating of “A+.”

This year, Lincoln’s broker for this bond, Marsh, did market the bond to the Mutual Funds’ current D&O/E&O carrier, AIG, but AIG could not offer a competitive quote.

Marsh has confirmed, as per the attached letter, that the purchase of one bond to cover all of the Mutual Funds is more cost effective than purchasing separate bonds for each fund, which would result in a premium of $96,000.

Please let me know if I can provide any further information or assistance in relation to this bond.

ITEM D

MARSH
Mary C. Mulhern
Senior Vice President

Marsh USA Inc.
540 West Madison
Chicago, IL  60661
mary.mulhern@marsh.com
www.marsh.com

October 12, 2015

Ms. Christine Swift
AVP, Litigation and corporate Insurance
The Lincoln National Life Insurance Co.
1300 S. Clinton Street
Fort Wayne, IN  46802

Subject:  Lincoln Funds Financial Institutions Bond
Bond Period:  October 30, 2015 to October 30, 2016

Dear Christine,

We are pleased to present the result of our efforts for the renewal of the Lincoln Funds Bond program.  As per your request, we have allocated a premium for each fund based on the gross assets and bond limit required under Rule 17g-1.  We then compared this allocation premium to the premium for all the funds if they were each to purchase separate policies.

Funds	Gross AUM 9/30/2015	Separate Bond Premium for each Fund	Bond Limit Required (Combined one Bond)	Allocated Bond Premium
Lincoln Variable Insurance Products Trust (LVIPT)			$3,000,000	$ 7,623.00
LVIP Delaware Foundation Moderate Allocation Fund	107,860,404.99	$1,000		$10.13
LVIP Delaware Social Awareness Fund	696,296,719.72	$1,000		$65.42
LVIP Money Market Fund	741,778,791.51	$1,000		$69.69
LVIP Delaware Foundation Conservative Allocation Fund	321,342,494.99	$1,000		$30.19
LVIP Delaware Growth and Income Fund	1,174,845,571.21	$1,000		$110.38
LVIP Delaware Bond Fund	9,539,344,524.66	$1,000		$896.27
LVIP Delaware Special Opportunities Fund	578,312,299.09	$1,000		$54.34
LVIP BlackRock Equity Dividend RPM Fund	847,872,850.25	$1,000		$79.66
LVIP T. Rowe Price Structured Mid-Cap Growth Fund	610,380,134.75	$1,000		$57.35
LVIP UBS Large Cap Growth RPM Fund	586,443,013.10	$1,000		$55.10
LVIP Delaware Foundation Aggressive Allocation Fund	215,675,489.70	$1,000		$20.26
LVIP Mondrian International Value Fund	1,142,224,452.38	$1,000		$107.32
LVIP Managed Risk Profile Moderate Fund	7,259,527,761.70	$1,000		$682.07
LVIP Managed Risk Profile Conservative Fund	1,431,128,830.48	$1,000		$134.46
LVIP Managed Risk Profile Growth Fund	8,993,877,219.05	$1,000		$845.02
LVIP SSgA Global Tactical Allocation RPM Fund	994,801,922.88	$1,000		$93.47
LVIP Capital Growth Fund	428,254,464.06	$1,000		$40.24
LVIP MFS International Growth Fund	1,273,182,308.22	$1,000		$119.62
LVIP Columbia Small-Mid Cap Growth RPM Fund	318,424,038.78	$1,000		$29.92
LVIP Mid-Cap Value Fund	127,442,766.78	$1,000		$11.97
LVIP SSgA S&P 500 Index Fund	6,160,901,584.81	$1,000		$578.85
LVIP SSgA Small Cap Index Fund	1,385,720,909.56	$1,000		$130.20
LVIP JPMorgan Mid Cap Value RPM Fund	419,998,334.40	$1,000		$39.46
LVIP T. Rowe Price Growth Stock Fund	730,555,252.72	$1,000		$68.64
LVIP MFS Value Fund	994,608,338.06	$1,000		$93.45
LVIP Templeton Growth RPM Fund	802,530,573.66	$1,000		$75.40
LVIP Managed Risk Profile 2010 Fund	39,900,092.08	$1,000		$3.75
LVIP Managed Risk Profile 2020 Fund	149,863,092.27	$1,000		$14.08
LVIP Managed Risk Profile 2030 Fund	158,551,361.44	$1,000		$14.90
LVIP Managed Risk Profile 2040 Fund	110,589,418.89	$1,000		$10.39
LVIP Managed Risk Profile 2050 Fund	27,922,903.40	$1,000		$2.62
LVIP Baron Growth Opportunities Fund	530,924,974.34	$1,000		$49.88
LVIP SSgA International Index Fund	2,366,503,666.55	$1,000		$222.35
LVIP SSgA Bond Index Fund	2,891,573,660.72	$1,000		$271.68
LVIP SSgA Large Cap 100 Fund	1,007,880,305.84	$1,000		$94.70
LVIP SSgA Small-Mid Cap 200 Fund	204,419,374.93	$1,000		$19.21
LVIP SSgA Developed International 150 Fund	807,107,246.21	$1,000		$75.83
LVIP SSgA Emerging Markets 100 Fund	607,941,345.17	$1,000		$57.12
LVIP Clarion Global Real Estate Fund	424,416,802.90	$1,000		$39.88
LVIP Global Income Fund	1,635,165,317.72	$1,000		$153.63
LVIP Blackrock Inflation Protected Bond Fund	2,137,131,825.47	$1,000		$200.80
LVIP Delaware Diversified Floating Rate Fund	849,122,910.25	$1,000		$79.78
LVIP JPMorgan High Yield Fund	686,047,078.91	$1,000		$64.46
LVIP American Global Growth Fund	108,377,686.59	$1,000		$10.18
LVIP American Global Small Capitalization Fund	69,689,446.26	$1,000		$6.55
LVIP American Growth Fund	312,718,544.56	$1,000		$29.38
LVIP American Growth-Income Fund	265,559,660.49	$1,000		$24.95
LVIP American International Fund	139,257,081.99	$1,000		$13.08
LVIP American Balanced Allocation Fund	802,310,152.92	$1,000		$75.38
LVIP American Growth Allocation Fund	816,513,732.41	$1,000		$76.72
LVIP American Income Allocation Fund	188,415,656.76	$1,000		$17.70
LVIP SSgA Conservative Index Allocation Fund	78,540,939.06	$1,000		$7.38
LVIP SSgA Conservative Structured Allocation Fund	200,924,690.13	$1,000		$18.88
LVIP SSgA Moderately Aggressive Structured Allocation Fund	452,989,405.23	$1,000		$42.56
LVIP SSgA Moderately Aggressive Index Allocation Fund	223,712,872.66	$1,000		$21.02
LVIP SSgA Moderate Index Allocation Fund	244,163,752.23	$1,000		$22.94
LVIP SSgA Moderate Structured Allocation Fund	852,985,337.03	$1,000		$80.14
LVIP Vanguard Domestic Equity ETF Fund	201,201,710.07	$1,000		$18.90
LVIP Vanguard International Equity ETF Fund	127,716,155.19	$1,000		$12.00
LVIP Dimensional US Equity RPM Fund	421,942,789.91	$1,000		$39.64
LVIP Dimensional Non-US Equity RPM Fund	247,738,201.67	$1,000		$23.28
LVIP Dimensional/Vanguard Total Bond Fund	476,287,070.79	$1,000		$44.75
LVIP Managed Risk American Balanced Allocation Fund	1,989,318,416.46	$1,000		$186.91
LVIP Managed Risk American Growth Allocation Fund	3,924,573,061.61	$1,000		$368.74
LVIP BlackRock Emerging Markets RPM Fund	231,873,955.92	$1,000		$21.79
LVIP American Preservation Fund	441,815,277.37	$1,000		$41.51
LVIP SSgA Large Cap RPM Fund	159,193,894.08	$1,000		$14.96
LVIP SSgA Small Cap RPM Fund	164,589,020.03	$1,000		$15.46
LVIP MFS International Growth RPM Fund	163,108,795.49	$1,000		$15.32
LVIP VIP Contrafund RPM Portfolio	403,833,098.94	$1,000		$37.94
LVIP RPM BlackRock Global Allocation VI Fund	938,834,693.30	$1,000		$88.21
LVIP American Century VP Mid Cap Value RPM Fund	139,151,339.70	$1,000		$13.07
LVIP Clearbridge Variable Appreciation RPM Fund	118,096,891.27	$1,000		$11.10
LVIP Franklin Mutual Shares VIP RPM Fund	151,755,154.17	$1,000		$14.26
LVIP Invesco V.I. Comstock RPM Fund	110,357,657.37	$1,000		$10.37
LVIP SSgA International RPM Fund	69,369,422.21	$1,000		$6.52
LVIP Invesco Diversified Equity-Income RPM Fund	95,816,852.67	$1,000		$9.00
LVIP VIP Mid Cap RPM Portfolio	58,450,801.54	$1,000		$5.49
LVIP Multi-Manager Global Equity RPM Fund	32,354,467.39	$1,000		$3.04
LVIP AQR Enhanced Global Strategies Fund	12,339,307.41	$1,000		$1.16
LVIP BlackRock Multi-Asset Income Fund	8,619,633.71	$1,000		$0.81
LVIP Franklin Templeton Multi-Asset Opportunities Fund	11,083,755.09	$1,000		$1.04
LVIP Goldman Sachs Income Builder Fund	9,716,763.10	$1,000		$0.91
LVIP PIMCO Low Duration Bond Fund	1,187,804,882.73	$1,000		$111.60
LVIP SSgA Mid-Cap Index Fund	1,092,897,117.21	$1,000		$102.68
LVIP Dimensional International Core Equity Fund	233,578,967.07	$1,000		$21.95
LVIP Dimensional U.S. Core Equity 2 Fund	391,466,903.83	$1,000		$36.78
LVIP BlackRock U.S. Opportunities Managed Volatility Fund	21,039,065.16	$1,000		$1.98
LVIP ClearBridge Large Cap Managed Volatility Fund	31,939,428.70	$1,000		$3.00
LVIP U.S. Growth Allocation Managed Risk Fund	131,077,774.62	$1,000		$12.32
	$ 81,073,493,712.70

Lincoln Advisors Turst (LAT)			$500,000
LAT - Presidential Managed Risk 2010 Fund	15,435,994.45	$1,000		$1.45
LAT - Presidential Managed Risk 2020 Fund	19,340,181.10	$1,000		$1.82
LAT - Presidential Managed Risk 2030 Fund	10,170,445.44	$1,000		$0.96
LAT - Presidential Managed Risk 2040 Fund	8,418,521.69	$1,000		$0.79
LAT - Presidential Managed Risk 2050 Fund	4,705,969.42	$1,000		$0.44
LAT - Presidential Managed Risk Moderate Fund	2,625,671.65	$1,000		$0.25
	$ 60,696,783.75

TOTAL	$ 81,134,190,496.45	$ 96,000	$ 3,500,000	$7,623.00

The total premiums paid would be $96,000.00 if each fund were to purchase their own policy.  This is substantially higher than the $7,623 total premium for one bond covering the Lincoln Variable Insurance Products Trust and the Lincoln Advisors Trust.  The total limit for all the funds sharing one bond is $3,500,000 for the period October 30, 2015 to October 30, 2016.

Given the premium and broader coverage we can obtain under a single bond versus multiple bonds, and the administrative simplicity of having one bond rather than several bonds, we recommend a single bond covering all the funds.  I hope this explanation addresses any questions you may have.

Thank you.

Kindest regards,

Mary C. Mulhern
Marsh

cc.  Matt Yoder – Marsh Inc.
       Lily Hutson – March Inc.
       Kristi Lam – Marsh Inc.

ITEM E

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
LINCOLN ADVISORS TRUST

AGREEMENT PURSUANT TO RULE 17g-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

1.
Each of Lincoln Variable Insurance Products Trust (“LVIP”) and Lincoln Advisors Trust (“LAT” and, collectively with LVIP, the “Trusts”) is a registered management investment company which has previously established the series respectively listed in Schedule A and Schedule B hereto, and each of the Trusts, on behalf of its respective series, has determined a “joint insured bond” (as defined in Rule 17g-1 under the Investment Company Act of 1940 (the “Rule”)) to be the most cost-effective method of providing the Trusts, in respect of their respective series (each such series, a “Fund”), with the protection required by the Rule.

2.
The joint insured bond specified in this agreement shall be the bond bearing bond number 585-87-03-08 issued by Great American Insurance Company (such bond, as it may in the future be duly amended, endorsed, modified, supplemented, or otherwise altered, the “Bond”).  Each of the Trusts may designate in writing each of its Funds as an insured party under the Bond.

3.
In the event that any recovery is received under the Bond as a result of a loss sustained by any one or more of the named insureds on the Bond, each such named insured sustaining loss shall receive an equitable and proportionate share of the recovery in an amount at least equal to that which it would have received if it had provided and maintained a “single insured bond” (as defined in the Rule) with the minimum coverage required by paragraph (d)(1) of the Rule.  The amount of such minimum coverage for any named insured shall be based on its gross assets as of the close of business on the Measurement Date.  For purposes of this agreement, the term “Measurement Date” shall mean the last business day of the most recently completed fiscal quarter prior to the date of the determination of the adequacy of the Bond by the Trusts’ Board of Trustees.

4.
The amount of the premium to be borne by each Trust shall be the aggregate amount of premium allocated to all of its Funds, and the allocation to each Fund shall be equal to the total premium payable in respect of the Bond, multiplied by a fraction whose numerator is equal to such Fund’s gross assets as of the Measurement Date (“Measurement Date Gross Assets”) and whose denominator is equal to the Measurement Date Gross Assets of all Funds of both Trusts listed on Schedule A and Schedule B and covered under the Bond.

5.
This agreement may be amended in writing by an instrument signed on behalf of both Trusts; may be terminated by either Trust on not less than twelve months’ prior written notice to the other Trust; shall take effect on October 30, 2015; shall supersede all prior agreements made by the Trusts under the Rule; and shall remain in effect until duly terminated in accordance with this paragraph 5 or superseded by subsequent written agreement of the Trusts.

Lincoln Variable Insurance Products Trust,
on behalf of each series listed on Schedule A

By:
Name:  Kevin J. Adamson
Title:  President

Lincoln Advisors Trust,
on behalf of each series listed on Schedule B

By:
Name:  Kevin J. Adamson
Title:  President

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
SCHEDULE A

LVIP American Balanced Allocation Fund
LVIP American Century VP Mid Cap Value Managed Volatility Fund
LVIP American Global Balanced Allocation Managed Risk Fund
LVIP American Global Growth Allocation Managed Risk Fund
LVIP American Global Growth Fund
LVIP American Global Small Capitalization Fund
LVIP American Growth Allocation Fund
LVIP American Growth Fund
LVIP American Growth-Income Fund
LVIP American Income Allocation Fund
LVIP American International Fund
LVIP American Preservation Fund
LVIP AQR Enhanced Global Strategies Fund
LVIP Baron Growth Opportunities Fund
LVIP BlackRock Emerging Markets Managed Volatility Fund
LVIP BlackRock Equity Dividend Managed Volatility Fund
LVIP BlackRock Global Allocation V.I. Managed Volatility Fund
LVIP BlackRock Inflation Protected Bond Fund
LVIP BlackRock Multi-Asset Income Fund
LVIP BlackRock U.S. Opportunities Managed Volatility Fund
LVIP Clarion Global Real Estate Fund
LVIP ClearBridge Large Cap Managed Volatility Fund
LVIP ClearBridge Variable Appreciation Managed Volatility Fund
LVIP Delaware Bond Fund
LVIP Delaware Diversified Floating Rate Fund
LVIP Delaware Foundation® Aggressive Allocation Fund
LVIP Delaware Foundation® Conservative Allocation Fund
LVIP Delaware Foundation® Moderate Allocation Fund
LVIP Delaware Social Awareness Fund
LVIP Delaware Special Opportunities Fund
LVIP Dimensional International Core Equity Fund
LVIP Dimensional International Core Equity Managed Volatility Fund
LVIP Dimensional U.S. Core Equity 1 Fund
LVIP Dimensional U.S. Core Equity 2 Fund
LVIP Dimensional U.S. Core Equity 2 Managed Volatility Fund
LVIP Dimensional/Vanguard Total Bond Fund
LVIP Franklin Mutual Shares VIP Managed Volatility Fund
LVIP Franklin Templeton Multi-Asset Opportunities Fund
LVIP Global Conservative Allocation Managed Risk Fund
LVIP Global Growth Allocation Managed Risk Fund
LVIP Global Income Fund
LVIP Global Moderate Allocation Managed Risk Fund
LVIP Goldman Sachs Income Builder Fund
LVIP Invesco Diversified Equity-Income Managed Volatility Fund
LVIP Invesco V.I. Comstock Managed Volatility Fund
LVIP Ivy Mid Cap Growth Managed Volatility Fund
LVIP JPMorgan High Yield Fund
LVIP JPMorgan Mid Cap Value Managed Volatility Fund
LVIP Managed Risk Profile 2010 Fund
LVIP Managed Risk Profile 2020 Fund
LVIP Managed Risk Profile 2030 Fund
LVIP Managed Risk Profile 2040 Fund
LVIP Managed Risk Profile 2050 Fund
LVIP MFS International Growth Fund
LVIP MFS International Growth Managed Volatility Fund
LVIP MFS Value Fund
LVIP Mondrian International Value Fund
LVIP Money Market Fund
LVIP Multi-Manager Global Equity Managed Volatility Fund
LVIP PIMCO Low Duration Bond Fund
LVIP SSgA Bond Index Fund
LVIP SSgA Conservative Index Allocation Fund
LVIP SSgA Conservative Structured Allocation Fund
LVIP SSgA Developed International 150 Fund
LVIP SSgA Emerging Markets 100 Fund
LVIP SSgA Global Tactical Allocation Managed Volatility Fund
LVIP SSgA International Index Fund
LVIP SSgA International Managed Volatility Fund
LVIP SSgA Large Cap 100 Fund
LVIP SSgA Large Cap Managed Volatility Fund
LVIP SSgA Mid Cap Index Fund
LVIP SSgA Moderate Index Allocation Fund
LVIP SSgA Moderate Structured Allocation Fund
LVIP SSgA Moderately Aggressive Index Allocation Fund
LVIP SSgA Moderately Aggressive Structured Allocation Fund
LVIP SSgA S&P 500 Index Fund
LVIP SSgA Small-Cap Index Fund
LVIP SSgA Small-Cap Managed Volatility Fund
LVIP SSgA Small-Mid Cap 200 Fund
LVIP T. Rowe Price Growth Stock Fund
LVIP T. Rowe Price Structured Mid-Cap Growth Fund
LVIP Templeton Growth Managed Volatility Fund
LVIP U.S. Growth Allocation Managed Risk Fund
LVIP UBS Large Cap Growth Managed Volatility Fund
LVIP Vanguard Domestic Equity ETF Fund
LVIP Vanguard International Equity ETF Fund
LVIP VIP Contrafund® Managed Volatility Portfolio
LVIP VIP Mid Cap Managed Volatility Portfolio
LVIP Wellington Capital Growth Fund
LVIP Wellington Mid-Cap Value Fund

LINCOLN ADVISORS TRUST

SCHEDULE B

Presidential® Managed Risk 2010 Fund
Presidential® Managed Risk 2020 Fund
Presidential® Managed Risk 2030 Fund
Presidential® Managed Risk 2040 Fund
Presidential® Managed Risk 2050 Fund
Presidential® Managed Risk Moderate Fund